Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Castor Maritime Inc. (“Castor”) for the six-month periods ended June 30, 2020 and 2021. Unless otherwise specified herein, references to the “Company”, “we”, “our” and “us” or similar terms shall include Castor and its wholly owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from such unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations and a more complete discussion of the risks and uncertainties referenced in the preceding sentence, please see our Annual Report for the year ended December 31, 2020 (the “2020 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2021. Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2020 Annual Report.

Business Overview and Fleet Information

We are a growth-oriented global shipping company that was incorporated in the Republic of the Marshall Islands in September 2017 for the purpose of acquiring, owning, chartering and operating oceangoing cargo vessels. We are a provider of worldwide seaborne transportation services for dry bulk cargo as well as crude oil and refined petroleum products.

We currently operate a fleet of 23 vessels, consisting of 15 dry bulk carriers and 8 tankers with an aggregate cargo carrying capacity of 2.0 million dwt and an average age of 14.0 years (which we refer to throughout this report as our “Fleet”), and, as of the date of this report, we have agreed to acquire an additional 3 dry bulk vessels from unaffiliated sellers which we expect to take delivery of in the third quarter of 2021. Upon the successful consummation of our recent vessel acquisitions, our fleet will consist of 26 vessels, with an aggregate capacity of 2.2 million dwt, consisting of 1 Capesize, 7 Kamsarmax and 10 Panamax dry bulk vessels, as well as 1 Aframax, 5 Aframax/LR2 and 2 MR1 tankers.

We intend to continue to explore the market in order to identify potential acquisition targets which will help us grow our fleet and business. Our acquisition strategy has so far focused on secondhand Capesize, Kamsarmax, and Panamax dry bulk vessels as well as Aframax, Aframax/LR2 and MR1 tanker vessels, although we may acquire vessels in other sizes, age and/or sectors which we believe offer attractive investment opportunities.

Our commercial strategy primarily focuses on deploying our fleet under a mix of (a) period time charters and (b) trip time charters or voyage charters, according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the stable cash flows and high utilization rates associated with period time charters or to profit from attractive spot charter rates during periods of strong freight market conditions.

Our vessels are technically managed by Pavimar S.A, or Pavimar, a company controlled by Ismini Panagiotidis, the sister of our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, and, commercially managed by Castor Ships S.A, or Castor Ships, a company controlled by our Chairman, Chief Executive Officer and Chief Financial Officer.

The following table summarizes key information about our Fleet as of the date of this report:

Owned Vessels:

	Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Delivery date to Castor
1	M/V Magic P	Panamax	76,453	2004	Japan	February 2017
2	M/V Magic Sun	Panamax	75,311	2001	Korea	September 2019
3	M/V Magic Moon	Panamax	76,602	2005	Japan	October 2019
4	M/V Magic Rainbow	Panamax	73,593	2007	China	August 2020
5	M/V Magic Horizon	Panamax	76,619	2010	Japan	October 2020
6	M/V Magic Nova	Panamax	78,833	2010	Japan	October 2020
7	M/V Magic Orion	Capesize	180,200	2006	Japan	March 2021
8	M/V Magic Venus	Kamsarmax	83,416	2010	Japan	March 2021
9	M/V Magic Argo	Kamsarmax	82,338	2009	Japan	March 2021
10	M/V Magic Twilight	Kamsarmax	80,283	2010	Korea	April 2021
11	M/V Magic Thunder	Kamsarmax	83,375	2011	Japan	April 2021
12	M/V Magic Nebula	Kamsarmax	80,281	2010	Korea	May 2021
13	M/V Magic Starlight	Kamsarmax	81,048	2015	China	May 2021
14	M/V Magic Vela	Panamax	75,003	2011	China	May 2021
15	M/V Magic Eclipse	Panamax	74,940	2011	Japan	June 2021
16	M/T Wonder Polaris	Aframax/LR2	115,341	2005	Korea	March 2021
17	M/T Wonder Sirius	Aframax/LR2	115,341	2005	Korea	March 2021
18	M/T Wonder Vega	Aframax	106,062	2005	Korea	May 2021
19	M/T Wonder Avior	Aframax/LR2	106,162	2004	Korea	May 2021
20	M/T Wonder Mimosa	MR1	37,620	2006	Korea	May 2021
21	M/T Wonder Arcturus	Aframax/LR2	106,149	2002	Korea	May 2021
22	M/T Wonder Musica	Aframax/LR2	106,209	2004	Korea	June 2021
23	M/T Wonder Formosa	MR1	37,562	2006	Korea	June 2021

Vessels we have agreed to acquire:

	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)
1	Kamsarmax	82,158	2013	Japan	$21.00
2	Panamax	74,940	2013	Japan	$19.06
3	Panamax	76,822	2014	Korea	$21.00

Recent Developments

Please refer to Note 15 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after June 30, 2021.

Vessel Acquisitions

Please refer to Note 5 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for fleet developments that took place during the six months ended June 30, 2021 and further as of the date of this report.

Operating results

Important Measures and Definitions for Analyzing Results of Operations

We believe that important concepts and measures for analyzing trends in our results of operations include the following:

Off-hire. The period our Fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/ or perform special surveys on our Fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses and canal charges. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel's dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Our results of operations are affected by numerous factors. Important factors that, in our view, have historically impacted our business and that are likely to continue to impact our business, are the following:

-	The levels of demand and supply of seaborne cargoes and vessel tonnage in the dry bulk and tanker shipping industries;
-	The cyclical nature of the shipping industry in general and its impact on charter rates and vessel values;
-	Utilization rates of our Fleet;
-	The employment and operation of our Fleet;
-	Management of the financial, general and administrative elements involved in the conduct of our business and ownership of our Fleet;
-	The performance of our charterers’ obligations under their charter agreements including our charterers ability to make charter payment to us;
-	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
-	The effective and efficient technical management of our Fleet by our Managers including the performance of their suppliers;
-	The vetting approvals by oil majors of our commercial and technical managers for the management of our tanker vessels;
-	Economic, regulatory, political and governmental conditions that affect shipping and the dry-bulk and tanker industries;

-	Dry-docking and special survey costs and duration, both expected and unexpected;
-
Our ability to successfully employ our vessels at economically attractive rates and our strategic decisions regarding the employment mix of our Fleet in the voyage, pool and time charter markets, as our charters expire or are otherwise terminated;

-	Our ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures;
-	Our access to capital required to acquire additional ships and/or to implement our business strategy;
-	The level of any distribution on all classes of our shares;
-	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;
-	Our borrowing levels and the finance costs related to our outstanding debt; and
-	Major outbreaks of diseases (such as COVID-19) and governmental responses thereto.

Employment and operation of our Fleet

A factor that impacts our profitability is the employment and operation of our Fleet. The profitable employment of our Fleet is highly dependent on the levels of demand and supply in the dry bulk and tanker shipping industries, our commercial strategy including the decisions regarding the employment mix of our Fleet as well as our Managers’ ability to leverage our relationships with existing or potential customers. The effective operation of our Fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our Fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications and performing the necessary audit for the vessels within the six months of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our Fleet, requires us to manage our financial resources, including commercial and investment banking relationships; the efficient administration of bank accounts; manage the accounting system and records and financial reporting; monitor and ensure compliance with the legal and regulatory requirements affecting our business and assets; and manage our relationships with our service providers and customers.

Selected financial information

The following tables present our selected unaudited consolidated financial information at the dates and for the periods presented. All amounts are expressed in United States Dollars except for share and per share data. This information was derived from the unaudited interim condensed consolidated statements for the periods presented included herein. All number of share and earnings per share data in the financial information presented below have been retroactively adjusted to reflect the reverse stock split effected on May 28, 2021.

Selected Historical Financial Data	Six Months Ended June 30,
STATEMENT OF INCOME (In U.S. Dollars, except for share and per share data)	2020	2021
Vessel revenues, net	$5,310,936	$28,762,636
Voyage expenses (including commissions to related party)	(259,600)	(941,593)
Vessel operating expenses	(2,604,336)	(11,266,895)
Depreciation and amortization	(694,372)	(4,040,601)
Management fees - related parties	(273,000)	(2,524,500)
General and administrative expenses (including related party)	(237,636)	(1,459,355)
Operating income	$1,241,992	$8,529,692
Interest and finance costs, net (including interest costs to related party)	(1,633,736)	(840,762)
Other expenses	(12,724)	(12,239)
US Source Income Taxes	—	(74,123)
Net (Loss)/Income	$(404,468)	$7,602,568

(Loss)/Earnings Per Share (basic and diluted):	$(0.50)	$0.10
Weighted average number of shares outstanding, basic:	802,765	73,384,422
Weighted average number of shares outstanding, diluted:	802,765	76,203,009

	December 31, 2020	June 30, 2021
BALANCE SHEET DATA
Total current assets	$13,564,154	$50,477,706
Vessels, net	58,045,628	300,516,947
Other non-current assets	2,761,573	15,997,848
Total assets	$74,371,355	$366,992,501
Total current liabilities	10,903,907	19,904,443
Long-term debt, net (including current portion, excluding related party)	13,185,866	44,274,049
Long-term debt, related party	5,000,000	5,000,000
Common stock	13,121	93,519
Total shareholders’ equity	$52,383,619	$309,967,419
Common shares issued and outstanding	13,121,238	93,519,255

	Six Months Ended June 30,
CASH FLOW DATA	2020	2021
Net cash (used in) /provided by operating activities	$(390,619)	$7,212,014
Net cash used in investing activities	(388,635)	(255,124,019)
Net cash provided by financing activities	$26,974,956	$281,168,137

Set forth below are selected operational and financial statistical data of our Fleet for each of the six month periods ended June 30, 2020 and 2021 that we believe are useful in better analyzing trends in our results of operations:

Selected Historical Operational Data	Six Months Ended June 30,
	2020	2021
FLEET PERFORMANCE DATA:
Average number of vessels in operation in period (1)	3.0	11.6
Age of vessels in operation at end of period	16.6	13.9

(1)
Represents the number of vessels that constituted our Fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of days in the period.

Results of Operations

Six months ended June 30, 2021 compared to the six months ended June 30, 2020

Vessel revenues

Vessel revenues, net of charterers’ commissions, increased from $5.3 million in the six months ended June 30, 2020, to $28.8 million in the same period of 2021. This increase was largely driven by the acquisition and delivery to our fleet of 20 vessels since June 30, 2021. The increase in vessel revenues during the six months ended June 30, 2021 as compared with the same period of 2020 was further underpinned by a stronger dry bulk shipping market resulting in higher daily net revenues earned on average for our fleet as compared with this earned during the same period of 2020.

Voyage expenses

Voyage expenses increased by $0.6 million, from $0.3 million in the six months ended June 30, 2020, to $0.9 million in the corresponding period of 2021. This increase in voyage expenses is mainly associated with an increase in brokerage commissions by $0.6 million, commensurate with the above discussed increase in vessel charter revenues.

Vessel operating expenses

The increase in operating expenses by $8.7 million, from $2.6 million in the six-month period ended June 30, 2020 to $11.3 million in same period of 2021 mainly reflect the increase in the number of vessels in our Fleet.
General and Administrative Expenses

General and administrative expenses in the six months ended June 30, 2020 amounted to $0.2 million, whereas, in the same period of 2021 general and administrative expenses totaled $1.5 million. This increase stemmed from incurred legal and other corporate fees primarily related to the growth of our company, and the $0.3 million quarterly flat fee we pay Castor Ships with effect from September 1, 2020.

Management fees- related party

Management fees in the six months ended June 30, 2020 amounted to $0.3 million, whereas, in the same period of 2021 management fees totaled $2.5 million. This increase in management fees is primarily due to the sizeable increase of our fleet following the acquisitions discussed above, resulting in a substantial increase in the total number of calendar days in the period during which we owned our vessels for which our managers charge us with a daily management fee. Effective September 1, 2020, the daily management fees for the technical management of our fleet by Pavimar, was increased from $500 to $600 per vessel and the daily management fees for the commercial and administrative management of our fleet by Castor Ships was set to $250 per vessel.

Depreciation and amortization

Depreciation and amortization expenses comprise of vessels’ depreciation and the amortization of vessels’ capitalized dry-dock costs. Depreciation and amortization charges totaled $0.7 million in the six months ended June 30, 2020, as compared to $4.0 million in the six months ended June 30, 2021.

Vessels’ depreciation increased from $0.7 million in the six-months ended June 30, 2020 to $3.7 million in the six-months ended June 30, 2021, reflecting primarily the increase in the size of our Fleet.

Interest and finance costs, net

The decrease by $0.8 million in net interest and finance costs in the six months ended June 30, 2021, as compared with the previous year’s six month period, is mainly the result of having incurred during the six months ended June 30, 2020, $1.1 million of non-cash recurring and accelerated amortization expenses related to deferred financing costs and to a beneficial conversion feature recognized in connection with our repaid, as of the same period, $5.0 million convertible debentures.

Significant Accounting Policies

There have been no material changes to our significant accounting policies since December 31, 2020. For a description of our significant accounting policies, see Note 2 to our audited consolidated financial statements included in our 2020 Annual Report, as supplemented by Note 2 to our interim unaudited consolidated financial statements contained elsewhere in this report.

Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of proceeds from equity offerings, borrowings from debt transactions and cash generated from operations. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations) and maintaining cash reserves for the purpose of satisfying a certain minimum liquidity restrictions contained in our credit facilities. In accordance with our business strategy, other liquidity needs may relate to funding potential investments and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the six months ended June 30, 2021, our principal sources of funds were the net proceeds from (i) the issuance of common stock pursuant to the three follow-on direct registered offerings we conducted in January and April of this year, (ii) the issuance of common stock pursuant to warrant exercises under our then effective warrant schemes, (iii) the incurrence of secured debt as discussed below under "Our Borrowing Activities", (iv) the issuance of common stock pursuant to sales under our current at-the-market common stock offering program and (v) cash flow from our operations. As of June 30, 2021 and December 31, 2020, we had cash and cash equivalents of $42.7 million and $9.4 million (which includes minimum cash restricted in both periods under our debt agreements). Cash and cash equivalents are primarily held in U.S. dollars.

As of June 30, 2021, we had $50.2 million of gross indebtedness outstanding under our debt agreements, of which $12.5 million matures in the twelve-month period ending June 30, 2022. As of June 30, 2021, we were in compliance with all the financial and liquidity covenants contained in our debt agreements.

Working capital is equal to current assets minus current liabilities. As of June 30, 2021, we had a working capital surplus of $30.6 million as compared to a working capital surplus of $2.7 million as of December 31, 2020. We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from the date of this report, will be sufficient to fund the operations of our Fleet, meet our normal working capital requirements and service the principal and interest on our debt.

On November 15, 2018, we entered into a contract to purchase and install ballast water management system (“BWMS”) on our dry bulk carriers, which was further amended on October 20, 2019 and December 8, 2020, to reflect our vessel acquisitions, as applicable in each period. We completed the BWMS installation on the Magic Sun during the vessel’s scheduled dry-docking which took place in the fourth quarter of 2020 and the BWTS was put into use during the second quarter of 2021. The BWMS system installations on the Magic P and the Magic Moon were granted extensions from the third quarter of 2020 to the third quarter of 2022. It is estimated that the contractual obligations related to these purchases as well as purchases on our remaining fleet vessels (where not already installed), excluding installation costs, will be on aggregate approximately €0.6 million (or $0.7 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1904 as of June 30, 2021), of which $0.01 million are due in 2021 and $0.69 million are due in 2022. These costs will be capitalized and depreciated over the remainder of the life of each vessel.

During the six months ended June 30, 2021, cash provided by operating activities in the amount of $7.2 million as compared to $0.4 million used in operating activities in the corresponding period of 2020, which represents an increase in cash provided from operating activities of $7.6 million. This increase is largely associated with expansion of our business and the higher net revenues we earned during the six month period ended June 30, 2021.

Our Borrowing Activities

Please refer to Notes 6 and 15 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for information regarding our borrowing activities as of June 30, 2021, and subsequent, as of the date of this report.

Cash Flows

The following table summarizes our net cash flows (used in)/provided from operating, investing and financing activities and our cash, cash equivalents and restricted cash for the six month periods ended June 30, 2020 and 2021:

	Six months ended June 30,
(in thousands of U.S. Dollars)	2020	2021
Net cash provided by / (used in) operating activities	$(390,619)	$7,212,014
Net cash used in investing activities	(388,635)	(255,124,019)
Net cash provided by financing activities	26,974,956	281,168,137
Cash, cash equivalents and restricted cash at beginning of period	5,058,939	9,426,903
Cash, cash equivalents and restricted cash at end of period	$31,254,641	$42,683,035

Operating Activities:

Net cash provided by operating activities amounted to $7.2 million for the six-month period ended June 30, 2021, consisting of net income after non-cash items of $11.7 million and a working capital cash decrease of $4.5 million.

Net cash used in operating activities amounted to $0.4 million for the six-month period ended June 30, 2020, consisting of net income after non-cash items of $1.1 million, offset by a reduction in working capital by $1.5 million.

The $7.6 million increase, hence, in net cash from operating activities in the six-month period ended June 30, 2021 as compared with the same period of 2020 reflects mainly the increase in net income after non-cash items.

Investing Activities:

Net cash used in investing activities amounting to $255.1 million for the six-months ended June 30, 2021 mainly reflects the cash outflows associated with the vessel acquisitions we made during the period, as discussed in more detail under Note 5 of our unaudited interim consolidated financial statements included elsewhere in this report, and the costs paid for the BWMS purchases on the Magic P, Magic Sun and the Magic Vela.

Net cash used in investing activities during the six-months ended June 30, 2020 amounting to $0.4 million, relates to the paid portion of the capitalized expenditures in connection the Magic P partial BWMS installation that was completed during the vessel’s dry-docking in the first quarter of 2020.

Financing Activities:

Net cash provided by financing activities during the six-months ended June 30, 2021 amounting to $281.2 million, relates to (i) the net proceeds raised under our First, Second and Third Registered Direct Equity Offerings amounting to $157.0 million, (ii) the proceeds from the issuance of stock under our then effective warrant schemes amounting to $83.4 million, (iii) the net proceeds from the issuance of stock pursuant to the ATM Program amounting to $9.8 million, (iv) the $32.6 million net proceeds related to the secured credit facilities that we entered into during the six-months ended June 30, 2021 (as further discussed under Note 5 of the unaudited interim consolidated financial statements included elsewhere in this report), as offset by (v) $1.6 million of period scheduled principal repayments under our secured credit facilities.

The 2020 six-month period $27.0 million cash inflow from financing activities resulted from (i) the net proceeds raised under our Underwritten Public Offering amounting to $19.0 million and (ii) the $9.5 million cash proceeds under our $5.0 Million Convertible Debentures and the Chailease Financial Services Facility, that were offset by (i) $1.0 million of scheduled principal repayments under the Alpha Bank Facility and the Chailease Financial Services Facility and (ii) an aggregate $0.6 million cash outflow related to deferred finance fees payments in the period.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
December 31, 2020 and June 30, 2021
(Expressed in U.S. Dollars – except for share data)

ASSETS		December 31,	June 30,
CURRENT ASSETS:	Note	2020	2021
Cash and cash equivalents		$8,926,903	$40,032,095
Restricted Cash	6	—	400,940
Accounts receivable trade, net		1,302,218	2,799,042
Due from related party	3	1,559,132	1,831,311
Inventories		714,818	3,551,032
Prepaid expenses and other assets		1,061,083	1,720,388
Deferred charges, net		—	142,898
Total current assets		13,564,154	50,477,706

NON-CURRENT ASSETS:
Vessels, net	5	58,045,628	300,516,947
Advances for vessel acquisitions	5	—	9,243,007
Restricted cash	6	500,000	2,250,000
Due from related party	3	—	1,104,394
Prepaid expenses and other assets, non-current		200,000	441,923
Deferred charges, net	4	2,061,573	2,958,524
Total non-current assets		60,807,201	316,514,795

Total assets		$74,371,355	$366,992,501

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	6	2,102,037	7,153,410
Current portion of long-term debt, related party	3, 6	5,000,000	5,000,000
Accounts payable		2,078,695	2,419,986
Due to related parties, current	3	1,941	198,845
Deferred revenue, net		108,125	1,516,027
Accrued liabilities (including $405,000 and $555,833 accrued interest to related party, respectively)	3	1,613,109	3,616,175
Total current liabilities		10,903,907	19,904,443

Commitments and contingencies	9

NON-CURRENT LIABILITIES:
Long-term debt, net	6	11,083,829	37,120,639
Total non-current liabilities		11,083,829	37,120,639

SHAREHOLDERS' EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 13,121,238 shares issued and outstanding as of December 31, 2020 and 93,519,255 issued and outstanding as of June 30, 2021	7	13,121	93,519
Preferred shares, $0.001 par value: 50,000,000 shares authorized:	7
Series A Preferred Shares- 9.75% cumulative redeemable perpetual preferred shares, 480,000 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively	7	480	480
Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively	7	12	12
Additional paid-in capital		53,686,741	303,587,575
(Accumulated deficit)/ Retained earnings		(1,316,735)	6,285,833
Total shareholders' equity		52,383,619	309,967,419
Total liabilities and shareholders' equity		$74,371,355	$366,992,501

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) For the six months ended June 30, 2020 and 2021
(Expressed in U.S. Dollars – except for share data)

		Six months ended June 30,
	Note	2020	2021
REVENUES:
Vessel revenues (net of commissions to charterers of $282,059 and $1,001,426 respectively)	11	$5,310,936	$28,762,636
Total revenues		5,310,936	28,762,636

EXPENSES:
Voyage expenses (including $0 and $364,540 to related parties for the six months ended June 30, 2020 and 2021, respectively)	3,12	(259,600)	(941,593)
Vessel operating expenses	12	(2,604,336)	(11,266,895)
Management fees to related parties	3	(273,000)	(2,524,500)
Depreciation and amortization	4,5	(694,372)	(4,040,601)
General and administrative expenses (including $0 and $600,000 to related party for the six months ended June 30, 2020 and 2021, respectively)	13	(237,636)	(1,459,355)
Total expenses		(4,068,944)	(20,232,944)

Operating income		1,241,992	8,529,692

OTHER INCOME/ (EXPENSES):
Interest and finance costs (including $151,667 and $150,833 to related party for six months ended June 30, 2020 and 2021, respectively)	3,6, 14	(1,665,828)	(899,003)
Interest income		32,092	58,241
Foreign exchange losses		(12,724)	(12,239)
Total other expenses, net		(1,646,460)	(853,001)

Net (loss)/income and comprehensive (loss)/income, before taxes		$(404,468)	$7,676,691
US Source Income Taxes		—	(74,123)
Net (loss)/income and comprehensive (loss)/income		$(404,468)	$7,602,568

(Loss)/ Earnings per common share, basic and diluted	10	$(0.50)	$0.10
Weighted average number of common shares, basic		802,765	73,384,422
Weighted average number of common shares, diluted		802,765	76,203,009

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY For the six months ended June 30, 2020 and 2021
(Expressed in U.S. Dollars – except for share data)

	Number of shares issued
	Common shares	Preferred A shares	Preferred B shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings /(Accumulated Deficit)	Total Shareholders' Equity
Balance, December 31, 2019	331,811	480,000	12,000	824	12,766,389	436,798	13,204,011
- Issuance of common stock pursuant to the $5.0 Million Convertible Debentures (Notes 6,7)	804,208	—	—	804	5,056,969	—	5,057,773
- Issuance of common stock pursuant to the June Equity Offering, net of issuance costs (Note 7)	5,908,269	—	—	5,908	18,597,157	—	18,603,065
- Beneficial conversion feature pursuant to the issuance of the $5.0 Million Convertible Debentures (Note 6)	—	—	—	—	532,437	—	532,437
-Net loss	—	—	—	—	—	(404,468)	(404,468)
Balance, June 30, 2020	7,044,288	480,000	12,000	7,536	36,952,952	32,330	36,992,818

Balance, December 31, 2020	13,121,238	480,000	12,000	13,613	53,686,741	(1,316,735)	52,383,619
- Issuance of common stock pursuant to the registered direct offerings (Note 7)	42,405,770	—	—	42,406	156,824,134	—	156,866,540
- Issuance of common stock pursuant to warrant exercises (Note 7)	34,428,840	—	—	34,429	83,386,517	—	83,420,946
- Issuance of common stock pursuant to the ATM Program (Note 7)	3,563,407	—	—	3,563	9,690,183	—	9,693,746
-Net income	—	—	—	—	—	7,602,568	7,602,568
Balance, June 30, 2021	93,519,255	480,000	12,000	94,011	303,587,575	6,285,833	309,967,419

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS For the six months ended June 30, 2020 and 2021 (Expressed in U.S. Dollars)

	Note	Six months ended June 30,
		2020	2021
Cash Flows (used in)/provided by Operating Activities:
Net (loss)/income		$(404,468)	$7,602,568
Adjustments to reconcile net (loss)/income to net cash (used in)/provided by Operating activities:
Vessels' depreciation and amortization of deferred dry-docking costs	4,5	694,372	4,040,601
Amortization and write-off of deferred finance charges	14	541,441	125,234
Amortization of other deferred charges		112,508	53,449
Deferred revenue amortization		(430,994)	(157,076)
Interest settled in common stock		57,773	—
Amortization and write-off of convertible notes beneficial conversion feature		532,437	—
Changes in operating assets and liabilities:
Accounts receivable trade		(705,003)	(1,496,824)
Inventories		(47,380)	(2,836,214)
Due from/to related parties		288,538	(1,179,669)
Prepaid expenses and other assets		(260,596)	(901,228)
Dry-dock costs paid		(509,976)	(1,288,364)
Other deferred charges		—	(196,347)
Accounts payable		(179,960)	515,337
Accrued liabilities		(17,290)	1,365,569
Deferred revenue		(62,021)	1,564,978
Net Cash (used in)/provided by Operating Activities		(390,619)	7,212,014

Cash flow used in Investing Activities:
Vessel acquisitions and other vessel improvements	5	(388,635)	(245,945,567)
Advances for vessel acquisitions	5	—	(9,178,452)
Net cash used in Investing Activities		(388,635)	(255,124,019)

Cash flows provided by Financing Activities:
Gross proceeds from issuance of common stock and warrants	7	20,671,500	262,516,826
Common stock issuance expenses		(1,637,559)	(12,311,638)
Proceeds from long-term debt	6	9,500,000	33,290,000
Repayment of long-term debt	6	(950,000)	(1,571,000)
Payment of deferred financing costs		(608,985)	(756,051)
Net cash provided by Financing Activities		26,974,956	281,168,137

Net increase in cash, cash equivalents, and restricted cash		26,195,702	33,256,132
Cash, cash equivalents and restricted cash at the beginning of the period		5,058,939	9,426,903
Cash, cash equivalents and restricted cash at the end of the period		$31,254,641	$42,683,035

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$30,754,641	$40,032,095
Restricted cash		500,000	2,650,940
Cash, cash equivalents, and restricted cash		$31,254,641	$42,683,035

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest		354,433	400,907
Shares issued in connection with the settlement of the $5.0 Million Convertible Debentures		5,057,773	—
Unpaid capital raising costs (included in Accounts payable and Accrued Liabilities)		430,876	223,956
Unpaid vessel acquisition and other vessel improvement costs (included in Accounts payable and Accrued liabilities)		104,654	869,876
Unpaid advances for vessel acquisitions (included in Accounts payable and Accrued Liabilities)		—	64,555
Unpaid deferred dry-dock costs (included in Accounts payable and Accrued liabilities)		—	869,951

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information:

Castor Maritime Inc. (“Castor”) was incorporated in September 2017 under the laws of the Republic of the Marshall Islands. The accompanying consolidated financial statements include the accounts of Castor and its wholly-owned subsidiaries (collectively, the “Company”).

The Company is engaged in the worldwide transportation of ocean-going cargoes through its vessel-owning subsidiaries. On December 21, 2018, Castor’s common shares began trading on the Norwegian OTC and on February 11, 2019, they began trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTRM”. As of June 30, 2021, Castor was controlled by Thalassa Investment Co. S.A. (“Thalassa”) by virtue of the 100% Series B preferred shares owned by it and, as a result, could control the outcome of matters on which shareholders are entitled to vote. Thalassa is controlled by Petros Panagiotidis, the Company's Chairman, Chief Executive Officer and Chief Financial Officer.

Pavimar S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Pavimar”), a related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis, provides technical, crew and operational management services to the Company.

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, manages overall the Company’s business and provides commercial shipmanagement, chartering and administrative services to the Company.

As of June 30, 2021, the Company owned a diversified fleet of 23 vessels, with a combined carrying capacity of 2.0 million dwt, consisting of 1 Capesize, 6 Kamsarmax and 8 Panamax dry bulk vessels, as well as 1 Aframax, 5 Aframax/LR2 and 2 MR1 tankers. Details of the Company’s vessel owning subsidiary companies as of June 30, 2021 are listed below.

Vessel owning subsidiaries consolidated:

Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
Spetses Shipping Co. (“Spetses”)	Marshall Islands	M/V Magic P	76,453	2004	February 2017
Bistro Maritime Co. (“Bistro”)	Marshall Islands	M/V Magic Sun	75,311	2001	September 2019
Pikachu Shipping Co. (“Pikachu”)	Marshall Islands	M/V Magic Moon	76,602	2005	October 2019
Bagheera Shipping Co. (“Bagheera”)	Marshall Islands	M/V Magic Rainbow	73,593	2007	August 2020
Pocahontas Shipping Co. (“Pocahontas”)	Marshall Islands	M/V Magic Horizon	76,619	2010	October 2020
Jumaru Shipping Co. (“Jumaru”)	Marshall Islands	M/V Magic Nova	78,833	2010	October 2020
Super Mario Shipping Co. (“Super Mario”)	Marshall Islands	M/V Magic Venus	83,416	2010	March 2021
Pumba Shipping Co. (“Pumba”)	Marshall Islands	M/V Magic Orion	180,200	2006	March 2021
Kabamaru Shipping Co. (“Kabamaru”)	Marshall Islands	M/V Magic Argo	82,338	2009	March 2021
Luffy Shipping Co. (“Luffy”)	Marshall Islands	M/V Magic Twilight	80,283	2010	April 2021
Liono Shipping Co. (“Liono”)	Marshall Islands	M/V Magic Thunder	83,375	2011	April 2021
Stewie Shipping Co. (“Stewie”)	Marshall Islands	M/V Magic Vela	75,003	2011	May 2021
Snoopy Shipping Co. (“Snoopy”)	Marshall Islands	M/V Magic Nebula	80,281	2010	May 2021
Mulan Shipping Co. (“Mulan”)	Marshall Islands	M/V Magic Starlight	81,048	2015	May 2021
Cinderella Shipping Co. (“Cinderella”)	Marshall Islands	M/V Magic Eclipse	74,940	2011	June 2021
Rocket Shipping Co. (“Rocket”)	Marshall Islands	M/T Wonder Polaris	115,341	2005	March 2021
Gamora Shipping Co. (“Gamora”)	Marshall Islands	M/T Wonder Sirius	115,341	2005	March 2021
Starlord Shipping Co. (“Starlord”)	Marshall Islands	M/T Wonder Vega	106,062	2005	May 2021
Hawkeye Shipping Co. (“Hawkeye”)	Marshall Islands	M/T Wonder Avior	106,162	2004	May 2021
Elektra Shipping Co. (“Elektra”)	Marshall Islands	M/T Wonder Arcturus	106,149	2002	May 2021
Vision Shipping Co. (“Vision”)	Marshall Islands	M/T Wonder Mimosa	37,620	2006	May 2021
Colossus Shipping Co. (“Colossus”)	Marshall Islands	M/T Wonder Musica	106,209	2004	June 2021
Xavier Shipping Co. (“Xavier”)	Marshall Islands	M/T Wonder Formosa	37,562	2006	June 2021

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information (continued):

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Castor and its wholly owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 30, 2021 (the “2020 Annual Report”).
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2021 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2021.

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company's significant accounting policies can be found in the consolidated financial statements for the year ended December 31, 2020, included in the Company’s 2020 Annual Report. Apart from the below, there have been no material changes to these policies in the six-month period ended June 30, 2021.

New significant accounting policies adopted during the six months ended June 30, 2021

Segment Reporting

The Company reports financial information and evaluates its operations by charter revenues and not by the length, type of vessel or type of ship employment for its customers, i.e. time or voyage charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter or vessel. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates as one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Recent Accounting Pronouncements

There are no recent accounting pronouncements the adoption of which are expected to have a material effect on the Company’s unaudited interim consolidated condensed financial statements in the current period.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties:

During the six month periods ended June 30, 2020 and 2021, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated statements of comprehensive income/ (loss):

	Six months ended June 30,	Six months ended June 30,
	2020	2021
Management fees-related parties
Management fees – Pavimar (a)	$273,000	$1,782,000
Management fees – Castor Ships (c)	—	742,500

Included in Voyage expenses
Charter hire commissions – Castor Ships (c)	$—	$364,540

Included in Interest and finance costs
Interest expenses (b) – Thalassa	$151,667	$150,833

Included in General and administrative expenses
Administration fees – Castor Ships (c)	$—	$600,000

Included in Vessels’ cost
Sale & purchase commission – Castor Ships (c)	$—	$2,426,800

As of December 31, 2020 and June 30, 2021, balances with related parties consisted of the following:

	December 31, 2020	June 30, 2021
Assets:
Working capital advances granted to Pavimar (a) – current	$1,559,132	$1,831,311
Working capital advances granted to Pavimar (a) – non-current	—	1,104,394

Liabilities:
Related party debt (b) – Thalassa	$5,000,000	$5,000,000
Accrued loan interest (b) – Thalassa	405,000	555,833
Voyage commissions & management fees due to Castor Ships (c)	1,941	97,445
Management fees due to Pavimar (a)	—	101,400

(a)	Pavimar:

Each of the Company’s ship-owning subsidiaries have entered into separate vessel management agreements with Pavimar, a company controlled by Ismini Panagiotidis, the sister of Petros Panagiotidis (see Note 1). Pursuant to the terms of the management agreements, Pavimar provides the Company with a wide range of shipping services, including crew management, technical management, operational employment management, insurance arrangements, provisioning, bunkering, vessel accounting and audit support services, in exchange for a daily fee. During the six month period ended June 30, 2020, the Company’s vessels then comprising its fleet were charged with a daily management fee of $500 per day per vessel.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties (continued):

On September 1, 2020, the Company’s then shipowning subsidiaries entered into revised shipmanagement agreements with Pavimar which replaced the then existing shipmanagement agreements in their entirety (the “Technical Management Agreements”). Pursuant to the Technical Management Agreements, effective September 1, 2020, Pavimar provides the Company’s shipowning subsidiaries with the range of technical, crewing, insurance and operational services stipulated in the previous agreements in exchange for which Pavimar is now paid a daily fee of $600 per vessel, which shall be also subject to an annual review on their anniversary date.  The Technical Management Agreements have a term of five years and such term automatically renews for a successive five year term on each anniversary of their effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Technical Management Agreements are terminated by the ship-owning subsidiaries other than by reason of default by Pavimar, a termination fee equal to four times the total amount of the daily management fee calculated on an annual basis shall be payable from the ship-owning subsidiaries to Pavimar.
As of June 30, 2021, Pavimar has subcontracted the technical management of three of the Company’s dry bulk vessels and eight of its tanker vessels to third-party ship-management companies. These third-party management companies provide technical management to the respective vessels for a fixed annual fee which is paid by Pavimar at its own expense. In connection with the subcontracting services rendered by the third-party ship-management companies, the Company has as of June 30, 2021 paid Pavimar working capital guarantee deposits aggregating the amount of $1,362,646, of which $258,252 are included in Due from related party, current and $1,104,394 are presented in Due from related party, non-current in the accompanying unaudited interim consolidated balance sheets.

During the six months ended June 30, 2020 and 2021, the Company incurred management fees under the Technical Management Agreements amounting to $273,000 and $1,782,000, respectively, which are separately presented in Management fees to related parties in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss).

In addition, Pavimar and its subcontractor third-party managers make payments for operating expenses with funds paid in advance from the Company to Pavimar. As of December 31, 2020 and June 30, 2021, amounts of $1,559,132 and $1,573,059, respectively, were due from Pavimar in relation to these working capital advances granted to it, net of payments made by Pavimar on behalf of the Company vessels.

(b) Thalassa:

$5.0 Million Term Loan Facility

Details of the Company’s loan agreement with Thalassa are discussed in Note 3 of the consolidated financial statements for the year ended December 31, 2020, included in the Company’s 2020 Annual Report.

During the six months ended June 30, 2020 and 2021, the Company incurred interest costs in connection with the $5.0 million unsecured term loan with Thalassa (the “$5.0 Million Term Loan Facility”) amounting to $151,667 and $150,833, which are included in Interest and finance costs in the accompanying unaudited interim consolidated statements of comprehensive income/(loss).

As of June 30, 2021, no amounts were prepaid under the $5.0 Million Term Loan Facility.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties (continued):

(c) Castor Ships:

On September 1, 2020, the Company and its shipowning subsidiaries entered into a master management agreement (the “Master Agreement”) with Castor Ships. Pursuant to the terms of the Master Agreement each of the Company’s shipowning subsidiaries also entered into separate commercial shipmanagement agreements with Castor Ships (the “Commercial Shipmanagement Agreements” and together with the Master Agreement, the “Castor Ships Management Agreements”). Under the terms of the Castor Ships Management Agreements, Castor Ships manages overall the Company’s business and provides commercial shipmanagement, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, handling all the Company’s vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by the Company and its shipowning subsidiaries. In exchange for these services, the Company and its subsidiaries pay Castor Ships (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of the Company’s business, (ii) a daily fee of $250 per vessel for the provision of the services under the Commercial Shipmanagement Agreements, (iii) a commission rate of 1.25% on all charter agreements arranged by Castor Ships and (iv) a commission of 1% on each vessel sale and purchase transaction.

The Castor Ships Management Agreements have a term of five years and such term automatically renews for a successive five year term on each anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Castor Ships Management Agreements are terminated by the Company, or are terminated by Castor Ships due to a material breach of the Master Agreement by the Company or a change of control in the Company, Castor Ships shall be entitled to a termination fee equal to four times the total amount of the flat management fee and the per vessel management fees calculated on an annual basis. The Commercial Shipmanagement Agreements also provide that the management fees shall be subject to an annual review on their anniversary.

During the six month period ended June 30, 2021, the Company incurred (i) management fees amounting to $600,000 for the management and administration of the Company’s business, which are included in General and administrative expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss), (ii) management fees amounting to $742,500 for the provision of the services under the Commercial Shipmanagement Agreements which are included in Management fees to related parties in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss), (iii) charter hire commissions amounting to $364,540 which are included in Voyage expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss) and (iv) sale and purchase commission amounting to $2,426,800 which is included in Vessels, net in the accompanying unaudited interim consolidated balance sheet.

4.	Deferred charges, net:

The movement in deferred dry-docking costs, net in the accompanying unaudited interim consolidated balance sheets, is as follows:

Dry-docking costs
Balance December 31, 2020	$2,061,573
Additions	1,250,632
Amortization	(353,681)
Balance June 30, 2021	$2,958,524

On November 27, 2020, the Magic Moon commenced its scheduled dry-dock which was completed on January 13, 2021 and, on May 11, 2021 the Magic Rainbow commenced its scheduled dry-dock which was completed on June 7, 2021. The Wonder Mimosa was undergoing dry-dock as of June 30, 2021. Amortization of deferred dry-docking costs is included in Depreciation and amortization in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss).

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

5.	Vessels, net/ Advances for vessel acquisitions:

(a) Vessels, net:
The amounts in the accompanying unaudited interim consolidated balance sheets are analyzed as follows:
	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2020	60,906,094	(2,860,466)	58,045,628
— Acquisitions, improvements and other vessel costs	213,027,388	—	213,027,388
— Transfers from Advances for vessel acquisitions	33,130,851	—	33,130,851
— Period depreciation	—	(3,686,920)	(3,686,920)
Balance June 30, 2021	307,064,333	(6,547,386)	300,516,947

Vessel Acquisitions and other Capital Expenditures:

During the six month period ended June 30, 2021, the Company agreed to acquire 12 dry bulk carriers and 8 tanker vessels for an aggregate cash consideration of $303.7 million (the “2021 Vessel Acquisitions”). Of the 2021 Vessel Acquisitions, 17 were concluded during the six months ended June 30, 2021, whereas, the remaining are expected to be concluded in the third quarter of 2021. The concluded acquisitions were financed in their entirety with cash on hand. Details regarding the 2021 Vessel Acquisitions delivered as of June 30, 2021, are discussed below.

On January 20, 2021, the Company, through Pumba, entered into an agreement to purchase a 2006 Japanese-built Capesize dry bulk carrier, the Magic Orion, from an unaffiliated third party for a purchase price of $17.5 million. The Magic Orion was delivered to the Company on March 17, 2021.

On January 28, 2021, the Company, through Super Mario, entered into an agreement to purchase a 2010 Japanese-built Kamsarmax dry bulk carrier, the Magic Venus, from an unaffiliated third party for a purchase price of $15.89 million. The Magic Venus was delivered to the Company on March 2, 2021.

On February 2, 2021, the Company, through Kabamaru, entered into an agreement to purchase a 2009 Japanese-built Kamsarmax dry bulk carrier, the Magic Argo, from an unaffiliated third party for a purchase price of $14.5 million. The Magic Argo was delivered to the Company on March 18, 2021.

On February 5, 2021, the Company, through Rocket and Gamora, entered into agreements to purchase two 2005 Korean-built Aframax LR2 tankers, the Wonder Polaris and the Wonder Sirius, for an aggregate purchase price of $27.2 million from an unaffiliated third-party seller. The Wonder Polaris and the Wonder Sirius were delivered to the Company on March 11, 2021 and March 22, 2021, respectively.

On February 18, 2021, the Company, through Luffy, entered into an agreement to purchase a 2010 Korean-built Kamsarmax dry bulk carrier, the Magic Twilight, from an unaffiliated third party for a purchase price of $14.8 million. The Magic Twilight was delivered to the Company on April 9, 2021.

On March 9, 2021, the Company, through Snoopy, entered into an agreement to purchase a 2010 Korean-built Kamsarmax dry bulk carrier, the Magic Nebula, from an unaffiliated third party for a purchase price of $15.5 million. The Magic Nebula was delivered to the Company on May 20, 2021.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
5.	Vessels, net/ Advances for vessel acquisitions (continued):

On March 11, 2021, the Company, through Liono, entered into an agreement to purchase a 2011 Japanese-built Kamsarmax dry bulk carrier, the Magic Thunder, from an unaffiliated third party for a purchase price of $16.9 million. The Magic Thunder was delivered to the Company on April 13, 2021.

On April 9, 2021, the Company, through Cinderella, entered into an agreement to purchase a 2011 Japanese-built Panamax dry bulk carrier, the Magic Eclipse, from an unaffiliated third party for a purchase price of $18.5 million. The Magic Eclipse was delivered to the Company on June 7, 2021.

On April 15, 2021, the Company, through Mulan, entered into an agreement to purchase a 2015 Chinese-built Kamsarmax dry bulk carrier, the Magic Starlight, from an unaffiliated third party for a purchase price of $23.5 million. The Magic Starlight was delivered to the Company on May 23, 2021.

On April 16, 2021, the Company, through Starlord, entered into an agreement to purchase a 2005 Korean-built Aframax tanker, the Wonder Vega, from an unaffiliated third party for a purchase price of $14.8 million. The Wonder Vega was delivered to the Company on May 21, 2021.

On April 27, 2021, the Company, through Stewie, entered into an agreement to purchase a 2011 Chinese-built Panamax dry bulk carrier, the Magic Vela, from an unaffiliated third party for a purchase price of $14.5 million. The Magic Vela was delivered to the Company on May 12, 2021.

On April 29, 2021, the Company, through Vision, Xavier, Hawkeye, Colossus and Elektra, entered into separate agreements for the en bloc acquisition from an unaffiliated third party of a tanker fleet comprising of two 2006 Korean-built MR1 tankers, two 2004 Korean-built Aframax/LR2 tankers and one 2002 Korean-built Aframax/LR2 tanker for an aggregate purchase price of $49.3 million. The Wonder Avior, Wonder Mimosa, Wonder Arcturus, Wonder Musica and Wonder Formosa were delivered to the Company on May 27, May 31, May 31, June 15 and June 22, 2021, respectively.

During the six months ended June 30, 2021, the Company incurred aggregate vessel improvement costs of $0.9 million related to (i) the partial installation of a ballast water management system (“BWMS”) on the Wonder Mimosa that was undergoing dry dock as of June 30, 2021, and (ii) the $349,287 consideration paid for the already installed BWMS of the Magic Vela upon completion of its acquisition from the Company.

As of June 30, 2021, 8 of the 23 vessels in the Company’s fleet having an aggregate carrying value of $75,644,907 were first priority mortgaged as collateral to their loan facilities (Note 6).

(b) Advances for vessel acquisitions

The amounts in the accompanying unaudited interim consolidated balance sheets are analyzed as follows:

Vessel Cost
Balance December 31, 2020	$—
— Advances for vessel acquisitions and other vessel pre-delivery costs	42,373,858
—Transfer to Vessels, net (a)	(33,130,851)
Balance June 30, 2021	$9,243,007

During the six months ended June 30, 2021, the Company took delivery of a number of the vessels discussed under (a) above and, hence, advances paid in the period for these vessels were transferred from Advances for vessel acquisitions to Vessels, net.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Long-Term Debt:

The amount of long-term debt (including related party debt discussed under Note 3) shown in the accompanying unaudited interim consolidated balance sheet of June 30, 2021, is analyzed as follows:

		Year/Period Ended
Loan facilities	Borrowers- Issuers	December 31, 2020	June 30, 2021
$11.0 Million Term Loan Facility (a)	Spetses- Pikachu	$9,400,000	$8,600,000
$4.5 Million Term Loan Facility (b)	Bistro	4,050,000	3,750,000
$15.3 Million Term Loan Facility (c)	Pocahontas- Jumaru	—	14,819,000
$18.0 Million Term Loan Facility (d)	Rocket- Gamora	—	18,000,000
Total long-term debt		$13,450,000	$45,169,000
Less: Deferred financing costs		(264,134)	(894,951)
Total long-term debt, net of deferred finance costs		$13,185,866	44,274,049

Presented:
Current portion of long-term debt		$2,200,000	$7,484,000
Less: Current portion of deferred finance costs		(97,963)	(330,590)
Current portion of long-term debt, net of deferred finance costs		$2,102,037	$7,153,410

Non-Current portion of long-term debt		11,250,000	37,685,000
Less: Non-Current portion of deferred finance costs		(166,171)	(564,361)
Non-Current portion of long-term debt, net of deferred finance costs		$11,083,829	$37,120,639

Debt instruments from related party
$5.0 Million Term Loan Facility (Note 3(b))	Castor	5,000,000	5,000,000
Total long-term debt from related party, current		$5,000,000	$5,000,000

a.	$11.0 Million Term Loan Facility:

Details of the Company’s $11.0 million senior secured credit facility with Alpha Bank A.E, or the $11.0 Million Term Loan Facility, are discussed in (Note 6) of the consolidated financial statements for the year ended December 31, 2020, included in the Company’s 2020 Annual Report.

b.	$4.5 Million Term Loan Facility:

Details of the Company’s $4.5 million senior secured credit facility with Chailease International Financial Services Co. Ltd., or the $4.5 Million Term Loan Facility, are discussed in (Note 6) of the consolidated financial statements for the year ended December 31, 2020, included in the Company’s 2020 Annual Report.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Long-Term Debt (continued):

c.	$15.3 Million Term Loan Facility

On January 22, 2021, pursuant to the terms of a credit agreement, Pocahontas and Jumaru, the Company’s wholly-owned subsidiaries, entered into a $15.3 million senior secured term loan facility with Hamburg Commercial Bank AG, or the $15.3 Million Term Loan Facility. The loan was drawn down on January 27, 2021, is repayable in sixteen (16) equal quarterly installments of $471,000 each, plus a balloon installment in the amount of $7.8 million payable at maturity and bears interest at a margin plus LIBOR per annum. The facility contains a standard security package including first preferred mortgages on the vessels, pledge of bank accounts, charter assignments, shares pledge and a general assignment over the vessels' earnings, insurances and any requisition compensation in relation to the vessels owned by the borrowers, and is guaranteed by the Company. Pursuant to the terms of the $15.3 Million Term Loan Facility, the Company is also subject to a certain minimum liquidity restriction requiring the borrowers to maintain a certain credit balance with the lender (the “Minimum Liquidity Accounts”), to maintain and gradually fund certain dry-dock reserve accounts (the “Dry-dock Reserve Accounts”) in order to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain customary, for this type of facilities, negative covenants. The credit agreement governing the $15.3 Million Term Loan Facility also requires maintenance of a minimum security cover ratio being the aggregate amount of (i) the fair market value of the collateral vessels, (ii) the value of the Minimum Liquidity Accounts, (iii) the value of the Dry-dock Reserve Accounts and (iv) any additional security provided, over the aggregate principal amount outstanding of the loan.

The $15.3 Million Term Loan Facility net proceeds were used to fund the 2021 Vessel Acquisitions (Note 5(a)) and for general corporate purposes.

d.	$18.0 Million Term Loan Facility

On April 27, 2021, the Company, through Rocket and Gamora, its wholly-owned subsidiaries owning the Wonder Sirius and the Wonder Polaris (the “Borrowers”), entered into a $18.0 million senior secured term loan facility with Alpha Bank A.E., or the $18.0 Million Term Loan Facility. The facility was drawn down on May 7, 2021. The $18.0 Million Term Loan Facility has a term of four years from the drawdown date, bears interest at a margin over LIBOR per annum and is repayable in (a) sixteen (16) quarterly installments (1 to 4 in the amount of $850,000 and 5 to 16 in the amount of $675,000) and (b) a balloon installment in the amount of $6.0 million payable at maturity. The facility is secured by first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the Borrowers, an earnings account pledge, shares security deed relating to the shares of the vessels’ owning subsidiaries, manager’s undertakings and is guaranteed by the Company. The $18.0 Million Term Loan Facility net proceeds were used to fund the 2021 Vessel Acquisitions (Note 5(a)) and for general corporate purposes. The $18.0 Million Term Loan Facility contains certain customary minimum liquidity restrictions and financial covenants that require the Borrowers to maintain a certain level of minimum free liquidity per collateralized vessel (“the Minimum Liquidity Deposit”) and meet a specified minimum security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and the value of the Minimum Liquidity Deposit to the aggregate principal amounts due under the $18.0 Term Loan Facility.

As of June 30, 2021, the Company was in compliance with all financial covenants prescribed in its debt agreements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
6.	Long-Term Debt (continued):

Restricted cash as of June 30, 2021 includes (i) $2.2 million of minimum liquidity deposits required pursuant to the $11.0 Million Term Loan Facility, the $18.0 Million Term Loan Facility and the $15.3 Million Term Loan Facility, (ii) $0.05 million in the Dry-dock Reserve Accounts and (iii) $0.4 million of retention deposits.

Restricted cash as of December 31, 2020, includes $0.5 million of non-legally restricted cash as per the $11.0 Million Term Loan Facility minimum liquidity requirements, or $0.25 million per collateralized vessel.

The annual principal payments for the Company’s outstanding debt arrangements as of June 30, 2021 (including related party debt discussed under Note 3), required to be made after the balance sheet date, are as follows:

Twelve-month period ending June 30,	Amount
2022	$12,484,000
2023	6,784,000
2024	6,784,000
2025	24,117,000
Total long-term debt (including related party debt)	$50,169,000

The weighted average interest rate on the Company’s long-term debt for the six months ended June 30, 2020 and 2021 was 5.4% and 4.0% respectively.

Total interest incurred on long-term debt for the six months ended June 30, 2020 and 2021, amounted to $583,996 and $730,851 respectively, and is included in Interest and finance costs (Note 14) in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss).

7.	Equity Capital Structure:

Under the Company's articles of incorporation, the Company's authorized capital stock consists of 2,000,000,000 shares, par value $0.001 per share, of which 1,950,000,000 shares are designated as common shares and 50,000,000 shares are designated as preferred shares. For a further description of the terms and rights of the Company’s capital stock and details of its previous equity transactions please refer to Note 7 of the consolidated financial statements for the year ended December 31, 2020, included in the Company’s 2020 Annual Report.

2021 First Registered Direct Equity Offering

On December 30, 2020, the Company entered into agreements with certain unaffiliated institutional investors pursuant to which it offered and sold 9,475,000 common shares and warrants to purchase up to 9,475,000 common shares (the “2021 First Private Placement Warrants”) in a registered direct offering or the 2021 First Registered Direct Equity Offering. In connection with the 2021 First Registered Direct Equity Offering, which closed on January 5, 2021, the Company received gross and net cash proceeds of approximately $18.0 million and $16.5 million, respectively.

The 2021 First Private Placement Warrants issued in the 2021 First Registered Direct Equity Offering had a term of five years and were exercisable immediately and throughout their term for $1.90 per common share (American style option). The exercise price of the 2021 First Private Placement Warrants was subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common shares and also upon any distributions of assets, including cash, stock or other property to existing shareholders.

As of February 10, 2021, all the 2021 First Private Placement Warrants had been exercised, and, pursuant to their exercise and the issuance by the Company of 9,475,000 common shares, the Company received gross and net proceeds of $18.0 million.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Equity Capital Structure (continued):

On initial recognition the fair value of the 2021 First Private Placement Warrants was $22.2 million and was determined using the Black-Scholes methodology. The fair value was considered by the Company to be classified as Level 3 in the fair value hierarchy since it was derived by unobservable inputs. The major unobservable input in connection with the valuation of the 2021 First Private Placement Warrants was the volatility used in the valuation model, which was approximated by using historical observations of the Company’s share price. The annualized historical volatility that has been applied in the 2021 First Private Placement Warrants valuation was 137.5%. A 5% increase in the volatility applied would have led to an increase of 1.7% in the fair value of the 2021 First Private Placement Warrants.

2021 Second Registered Direct Equity Offering

On January 8, 2021, the Company entered into agreements with certain unaffiliated institutional investors pursuant to which it offered and sold 13,700,000 common shares and warrants to purchase up to 13,700,000 common shares (the “2021 Second Private Placement Warrants”) in a registered direct offering or the 2021 Second Registered Direct Equity Offering. In connection with the 2021 Second Registered Direct Equity Offering, which closed on January 12, 2021, the Company received gross and net cash proceeds of approximately $26.0 million and $24.1 million, respectively.

The 2021 Second Private Placement Warrants issued in the 2021 Second Registered Direct Equity Offering had a term of five years and were exercisable immediately and throughout their term for $1.90 per common share (American style option). The exercise price of the 2021 Second Private Placement Warrants was subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common shares and also upon any distributions of assets, including cash, stock or other property to existing shareholders.

As of February 10, 2021, all the 2021 Second Private Placement Warrants had been exercised, and, pursuant to their exercise and the issuance by the Company of 13,700,000 common shares, the Company received gross and net proceeds of $26.0 million.

On initial recognition the fair value of the 2021 Second Private Placement Warrants was $37.3 million and was determined using the Black-Scholes methodology. The fair value was considered by the Company to be classified as Level 3 in the fair value hierarchy since it was derived by unobservable inputs. The major unobservable input in connection with the valuation of the 2021 Second Private Placement Warrants was the volatility used in the valuation model, which was approximated by using historical observations of the Company’s share price. The annualized historical volatility that has been applied in the 2021 Second Private Placement Warrants valuation was 152.1%. A 5% increase in the volatility applied would have led to an increase of 1.3% in the fair value of the 2021 Second Private Placement Warrants.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Equity Capital Structure (continued):

2021 Third Registered Direct Equity Offering

On April 5, 2021, the Company entered into agreements with certain unaffiliated institutional investors pursuant to which it offered and sold 19,230,770 common shares and warrants to purchase up to 19,230,770 common shares (the “2021 Third Private Placement Warrants”) in a registered direct offering or the 2021 Third Registered Direct Equity Offering. In connection with the 2021 Third Registered Direct Equity Offering, which closed on April 7, 2021, the Company received gross and net cash proceeds of approximately $125.0 million and $116.3 million, respectively.

The 2021 Third Private Placement Warrants issued in the 2021 Third Registered Direct Equity Offering have a term of five years and are exercisable immediately and throughout their term for $6.50 per common share (American style option). The exercise price of the 2021 Third Private Placement Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common shares and also upon any distributions of assets, including cash, stock or other property to existing shareholders.

Between their issuance date and June 30, 2021, there were no exercises of the Third Private Placement Warrants and, as a result, as of June 30, 2021, 19,230,770 Third Private Placement Warrants remained unexercised and potentially issuable into common stock of the Company.

On initial recognition the fair value of the 2021 Third Private Placement Warrants was $106.6 million and was determined using the Black-Scholes methodology. The fair value was considered by the Company to be classified as Level 3 in the fair value hierarchy since it was derived by unobservable inputs. The major unobservable input in connection with the valuation of the 2021 Third Private Placement Warrants was the volatility used in the valuation model, which was approximated by using historical observations of the Company’s share price. The annualized historical volatility that has been applied in the 2021 Third Private Placement Warrants valuation was 201.7%. A 5% increase in the volatility applied would have led to an increase of 0.7% in the fair value of the 2021 Third Private Placement Warrants.

The Company accounted for the 2021 First, Second and Third Private Placement Warrants as equity in accordance with the accounting guidance under ASC 815-40. The accounting guidance provides a scope exception from classifying and measuring as a financial liability a contract that would otherwise meet the definition of a derivative if the contract is both (i) indexed to the entity's own stock and (ii) meets the equity classifications conditions. The Company concluded these warrants were equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability, and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.

At-the-market (“ATM”) common stock offering program

On June 14, 2021, the Company, entered into an equity distribution agreement, or as commonly referred to, an at-the-market offering, with Maxim Group LLC (“Maxim”), under which the Company may sell an aggregate offering price of up to $300.0 million of its common stock with Maxim acting as a sales agent over a minimum period of 12 months (the “ATM Program”). No warrants, derivatives, or other share classes were associated with this transaction. As of June 30, 2021, the Company had received gross proceeds of $10.1 million under the ATM Program by issuing 3,563,407 common shares, whereas, the net proceeds under the ATM Program, after deducting sales commissions and other transaction fees and expenses, amounted to $9.7 million.

Issuance of common stock in connection with the Class A Warrants and the July 2020 equity offering warrants

During the six months ended June 30, 2021, the Company issued 5,546,705 common shares upon the exercise of an equivalent number of Class A Warrants issued in the June 2020 follow-on offering and 5,707,135 common shares upon the exercise of an equivalent number of warrants issued in the July 2020 follow-on equity offering. As of June 30, 2021, the Company raised $39.4 million in proceeds from the partial exercise of warrants issued in the respective equity offerings.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Equity Capital Structure (continued):

Reverse Stock Split

On May 28, 2021, the Company effected a 1-for-10 reverse stock split of its common stock without any change in the number of authorized common shares. All share and per share amounts, as well as warrant shares eligible for purchase under the Company's effective warrant schemes in the accompanying unaudited interim consolidated financial statements have been retroactively adjusted to reflect the reverse stock split. As a result of the reverse stock split, the number of outstanding shares as of May 28, 2021, was decreased to 89,955,848 while the par value of the Company's common shares remained unchanged to $0.001 per share.

8.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable and amounts due from related party. The principal financial liabilities of the Company consist of trade accounts payable, amounts due to related parties and long-term debt (including related party debt).

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

◾
Cash and cash equivalents, restricted cash, trade accounts receivable, amounts due from related party and trade accounts payable: The carrying values reported in the accompanying unaudited interim consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents and restricted cash, current are considered Level 1 items as they represent liquid assets with short term maturities. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current and is considered Level 1 item of the fair value hierarchy. The carrying value of these instruments is separately reflected in the accompanying unaudited interim consolidated balance sheets.

◾
Long-term debt: The secured credit facilities discussed in Note 6, have a recorded value which is a reasonable estimate of their fair value due to their variable interest rate and are thus considered Level 2 items in accordance with the fair value hierarchy as LIBOR rates are observable at commonly quoted intervals for the full terms of the loans. The fair value of the fixed interest bearing $5.0 Million Term Loan Facility, discussed in Note 3, determined through Level 2 inputs of the fair value hierarchy (quoted prices for identical or similar assets and liabilities in markets that are not active), approximates its recorded value as of June 30, 2021.

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition.

9.	Commitments and contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
9.	Commitments and contingencies (continued):

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(a)	Commitments under Contracts for BWMS Installation

On November 15, 2018, the Company entered into a contract to purchase and install BWMS on its dry bulk carriers, which was further amended on October 20, 2019 and December 8, 2020, to reflect the Company’s vessel acquisitions, as applicable in each period. The Company completed the BWMS installation on the Magic Sun during the vessel’s scheduled dry-docking which took place in the fourth quarter of 2020 and the BWMS was put into use during the second quarter of 2021. The BWMS system installations on the Magic P and the Magic Moon were granted extensions from the third quarter of 2020 to the third quarter of 2022. It is estimated that the contractual obligations related to these purchases as well as purchases on the Company’s remaining fleet vessels (where not already installed), excluding installation costs, will be approximately €0.6 million (or $0.7 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1904 as of June 30, 2021), of which $0.01 million are due in 2021 and $0.69 million are due in 2022. These costs will be capitalized and depreciated over the remainder of the life of each vessel.

(b)	Commitments under long-term lease contracts

The following table sets forth the Company’s future minimum contracted lease payments (gross of charterers’ commissions), based on vessels’ commitments to non-cancelable fixed time charter contracts as of June 30, 2021. The calculation does not include any assumed off-hire days.

Twelve-month period ending June 30,	Amount
2022	$25,815,300
Total	$25,815,300

10.	Earnings/ (Loss) Per Share:

The Company calculates earnings/(loss) per share by dividing net income/(loss) available to common stockholders in each period by the weighted-average number of common shares outstanding during that period, after adjusting for the effect of cumulative dividends on the Series A Preferred Shares, whether or not earned, and only at periods when dividends on the Series A Preferred Shares are contractually allowed to accumulate. As further disclosed under Note 7 of the audited financial statements included in the 2020 Annual Report, dividends on the Series A Preferred Shares neither accrue nor accumulate during the period from July 1, 2019 until December 31, 2021 and the Company does not have any dividend priority restrictions to holders of its common shares during this period.

Diluted earnings/(loss) per share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. During the six months ended June 30, 2021, the denominator of diluted earnings per common share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding with respect to warrants outstanding as of June 30, 2021. During the six months ended June 30, 2020, securities that could potentially dilute basic loss per share that were excluded from the computation of diluted loss per share, because to do so would have been antidilutive for the period presented, were the incremental shares in connection with the unexercised, as of June 30, 2020, Class A warrants, calculated in accordance with the treasury stock method.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10. Earnings/ (Loss) Per Share (continued):

The components of the calculation of basic and diluted earnings/(loss) per common share in each of the periods comprising the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss) are as follows:

	Six months ended June 30,	Six months ended June 30,
	2020	2021
Net (loss)/ income and comprehensive (loss)/income	$(404,468)	$7,602,568
Less: Cumulative dividends on Series A Preferred Shares	—	—
Net (loss)/income and comprehensive (loss)/ income available to common shareholders	(404,468)	7,602,568

Weighted average number of common shares outstanding, basic	802,765	73,384,422
Plus: Dilutive effect of warrants	—	2,818,587
Weighted average number of common shares outstanding, diluted	802,765	76,203,009

(Loss)/Earnings per common share, basic and diluted	$(0.50)	$0.10

11.	Vessel Revenues:

The following table includes the voyage revenues earned by the Company from time charters, voyage charters and pool agreements for the six month periods ended June 30, 2020 and 2021, as presented in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss):

	Six months ended June 30,	Six months ended June 30,
	2020	2021
Time charter revenues	5,310,936	27,635,487
Voyage charter revenues	—	693,471
Pool revenues	—	433,678
Total Vessel revenues	$5,310,936	$28,762,636

As of June 30, 2021, trade accounts receivable, net increased by $1,496,824 and deferred revenue increased by $1,564,978 compared to December 31, 2020. These changes were mainly attributable to the timing of collections and the timing of commencement of revenue recognition, the increase in charter rates and the increase in vessel revenues resultant to the growth of the Company’s fleet during the six months ended June 30, 2021. As of June 30, 2021, the Company had no deferred revenue related to undelivered performance obligations under any of its voyages in progress.

Further, as of June 30, 2021, deferred assets related to revenue contracts presented under “Deferred charges, net” amounted to $142,898 compared to $0 as of December 31, 2020 and will be expensed during the third quarter of 2021. This change was mainly attributable to the timing of commencement of revenue recognition.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

12.	Vessel Operating and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss) are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
Vessel Operating Expenses	2020	2021
Crew & crew related costs	$1,291,082	$6,236,241
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	848,575	2,650,534
Lubricants	130,009	881,925
Insurances	193,912	850,984
Tonnage taxes	53,840	187,345
Other	86,918	459,866
Total Vessel operating expenses	$2,604,336	$11,266,895

	Six months ended June 30,	Six months ended June 30,
Voyage expenses	2020	2021
Brokerage commissions	$66,585	$359,254
Brokerage commissions- related party	55,281	364,540
Port & other expenses	122,469	461,219
Bunkers consumption	—	866,090
Loss/(Gain) on bunkers	15,265	(1,109,510)
Total Voyage expenses	$259,600	$941,593

13.	General and Administrative Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss) are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
	2020	2021
Audit fees	$48,640	$144,624
Chief Executive and Chief Financial Officer and directors' compensation	16,000	24,000
Other professional fees	172,996	690,731
Administration fees-related party (Note 3(c))	—	600,000
Total	$237,636	$1,459,355

The Chief Executive Officer and Chief Financial Officer compensation was terminated on October 1, 2020 and, subsequent to this date, all services rendered by the Company’s Chief Executive Officer and Chief Financial Officer are included in its Master Agreement with Castor Ships (see Note 3(c)).

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

14.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim consolidated balance sheets are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
	2020	2021
Interest on long-term debt	$374,556	$580,018
Interest on long-term debt – related party (Note 3 (b))	151,667	150,833
Interest on convertible debt – non cash	57,773	-
Amortization and write-off of deferred finance charges	541,441	125,234
Amortization and write-off of convertible notes beneficial conversion features	532,437	—
Other finance charges	7,954	42,918
Total	$1,665,828	$899,003

15.	Subsequent Events:

(a)                 Entry into $40.75 Million Debt Financing: On July 23, 2021, the Company, through four of its ship-owning subsidiaries, entered into a $40.75 million senior secured term loan facility with Hamburg Commercial Bank AG (the “$40.75 Million Hamburg Facility”). The $40.75 Million Hamburg Facility was drawn in full on July 27, 2021. The facility has a tenor of five years from the drawdown date, bears interest plus LIBOR per annum, and is secured by first mortgages on the M/V Magic Thunder, M/V Magic Nebula, M/V Magic Eclipse and the M/V Magic Twilight.